Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp., formerly 1397468 B.C. Ltd.

400 – 900 West Hastings Street, Vancouver, BC V6C 1E5

Item 2	Date of Material Change

October 3, 2023

Item 3	News Release

A news release was disseminated on October 3, 2023 via GlobeNewswire.

Item 4	Summary of Material Change

On October 3, 2023, Lithium Americas Corp. (“Old Lithium Americas”), now Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”) announced the completion of the reorganization of Old Lithium Americas into two independent publicly traded companies, implemented by way of statutory plan of arrangement.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 3, 2023, Old Lithium Americas and Lithium Americas (NewCo) announced the completion of the reorganization of Old Lithium Americas into two independent publicly traded companies, implemented by way of statutory plan of arrangement (the “Separation”).

As a result of the Separation, Lithium Argentina retains a 44.8% interest in the Caucharí-Olaroz project located in Jujuy, Argentina and Old Lithium Americas’ Argentine assets. Its focus is on advancing its Caucharí-Olaroz project toward full production capacity and exploring regional growth opportunities in the Pastos Grandes basin with its Pastos Grandes and Sal de la Puna projects (100% and 65% owned, respectively).

Lithium Americas (NewCo) acquired the Thacker Pass project located in Nevada and is focused on advancing construction at Thacker Pass.

The common shares of Lithium Argentina Shares and the common shares of Lithium Americas (NewCo) are now traded on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbols “LAAC” and “LAC,” respectively.

Upon completion of the Separation, General Motors Holdings LLC (“GM”) executed a second tranche subscription agreement (pursuant to which GM will, subject to the fulfillment of certain conditions precedent, purchase US$329,852,134.38 in Lithium Americas (NewCo) Shares). GM also executed an investor rights agreement with Lithium Americas (NewCo) and GM’s offtake agreement with the Old Lithium Americas was assigned to Lithium Americas (NewCo). The second tranche alternative exercise warrants previously issued to GM by Old Lithium Americas and the second tranche subscription agreement between GM and Old Lithium Americas are no longer effective in accordance with the terms of those agreements. GM is the largest shareholder of both Lithium Americas (NewCo) and Lithium Argentina with approximately 9.4% of the shares of each company.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jonathan Evans, President and Chief Executive Officer

400 – 900 West Hastings Street

Vancouver, British Columbia V6C 1E5

jonathan.evans@lithiumamericas.com

Item 9	Date of Report

October 5, 2023

FORWARD-LOOKING INFORMATION

Certain statements in this report constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the Separation and of Lithium Americas (NewCo) / Lithium Argentina (collectively the “Entities” and individually, an “Entity”), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Entity’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this report. Such statements include without limitation, statements with respect to the expected benefits of the Separation for each business and the Entity’s shareholders and other stakeholders, the strategic advantages and future opportunities and focus of each business and expectations regarding the status of development of the Entity’s projects.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium Argentina as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Entities; the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks with respect to Lithium Americas (NewCo) not meeting the conditions with respect to GM’s second tranche investment and other risks with respect to any delays in completing such transaction; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Entity’s filings with securities regulators, including the Old Lithium Americas’ management information circular dated June 16, 2023 available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this report are based upon what management of the applicable Entity believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, none of the Entities assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report.